UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 29, 2020

Commission File Number: 001-09246

Barclays

PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Q1 2020 Results Announcement

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by

check mark

whether the

registrant

is submitting

the Form

6-K in

paper as

permitted by

Regulation S-T

Rule 101(b)(1):
____
Indicate by

check mark

whether the

registrant

is submitting

the Form

6-K in

paper as

permitted by

Regulation S-T

Rule 101(b)(7):
____
This report

on Form

6-K

shall be

deemed to

be incorporated

by

reference

in

the registration

statements

on Form

S-8 (No.

333-
153723, 333-167232, 333-173899, 333-183110,

333-195098, 333-216361, 333-225082, 333-236905 and

333-236904) and Form F-3
(333-223156) of Barclays PLC and to

be a part thereof from the date on which

this report is furnished, to the extent

not superseded
by documents or reports subsequently filed or furnished.

Barclays PLC

The Report comprises the following:
Exhibit 99.1

Results of Barclays PLC Group as of,

and for the three months ended, 31 March 2020.
Exhibit 99.2

A table

setting forth

the issued

share capital

of Barclays

PLC and

the Barclays

PLC Group’s

total shareholders’
equity,

indebtedness

and

contingent

liabilities

as

at

31

March

2020,

the

most

recent

reported

statement

of
position, and updated for any significant or material items since that reporting date.

Barclays PLC

SIGNATURES
Pursuant to

the requirements of

the Securities Exchange

Act of 1934,

the registrant

has duly caused

this report to

be signed on

its
behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)
Date: April 29, 2020 By: /s/ Garth Wright
Name:

Garth Wright
Title:

Assistant Secretary